UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Changes in the composition of the Board of Directors	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, at its meeting held today, unanimously adopted the following resolutions, following a favorable report from the Nominating, Compensation and Corporate Governance Committee:

1º.-    To approve the termination of the contract signed with Mr. Ángel Vilá Boix as Chief Operating Officer of Telefónica, and request him, in accordance with the provisions of article 12.2.a) of the Regulations of the Board of Directors, to resign from his position as Director.

Mr. Vilá, in response to this request, has tendered his resignation as Director which has been accepted by the Board of Directors.

The Board of Directors has unanimously expressed its utmost gratitude to Mr. Ángel Vilá Boix for his years of work for the Telefónica Group and, specially, for his significant contribution and performance throughout his extensive professional career in the Telefónica Group and, in particular, during the last eight years as Chief Operating Officer.

Mr. Vilá will continue as Director of VMED O2 UK, Limited’s Board of Directors, and will be proposed for appointment as Member of the Supervisory Board of Telefónica Deutschland Holding, S.A.

2º.-    To approve the appointment by co-optation of Mr. Emilio Gayo Rodríguez, until today CEO of Telefónica España, as Executive Director of the Company, also appointing him as Chief Operating Officer and delegating to him the same powers delegated to the former Chief Operating Officer. Likewise, to approve his appointment as Member of the Executive Commission.

3º.-    To propose the appointment of Mr. Francisco Javier de Paz Mancho as Chairman of the subsidiary company Telefónica Audiovisual Digital, S.L.U. (Movistar +).

In Madrid, March 6, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 6, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors